Exhibit 8.1

List of Significant Subsidiaries and Associated Companies of Evotec AG

Subsidiary	Jurisdiction of incorporation	Evotec’s voting interest
Evotec (UK) Ltd.	Abingdon, United Kingdom –	100%
ENS Holdings, Inc.	Delaware, USA –	100%
EVOTEC NeuroSciences GmbH	Hamburg, Germany –	100%
Neuro3d SA	Mulhouse, France –	100%
Renovis, Inc.	Delaware, USA –	100%

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